United States securities and exchange commission logo





                              October 27, 2021

       Richard Jordan
       Chief Executive Officer
       Reachout Technology Corp.
       8910 W. 192nd Street, Suite N
       Mokena, Illinois 60448

                                                        Re: Reachout Technology
Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed on October
14, 2021
                                                            File No. 024-11679

       Dear Mr. Jordan:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Circular

       General

   1. We note that you have no operating history, no revenues, and that your growth strategy is to identify acquisition
targets. We also note your discussion regarding acquisition criteria and that you intend to
use a portion of your offering proceeds to acquire companies.
                                                        Rule 251(b)(3) provides
that Regulation A is not available for issuers of securities that have indicated that
their business plan is to merge with or acquire an unidentified company or companies.
Please provide us with an analysis as to how you are eligible to conduct this offering
under Regulation A.
       Cover Page

   2. You disclose that Richard Jordan, your Chief Executive Officer, beneficially owns 84.5%
                                                        of your issued and
outstanding common stock. Please disclose on the cover page that you will be a "controlled
company" following the completion of this offering and the identity
 Richard Jordan
Reachout Technology Corp.
October 27, 2021
Page 2
       and beneficial ownership percentage of your controlling shareholder. Plan of Distribution, page 11

3. You disclose that shares are being sold through your executive officers and that you have not engaged a broker-deal or selling agent. You also disclose that you intend to use a portion of the proceeds from the offering on selling agent commissions. Please advise.
Exhibits

4. We note that Section 10 of your Subscription Agreement includes a mandatory arbitration provision. Please include disclosure regarding this provision including a description of the provision, the risk of the provision, impacts on shareholders, any uncertainty about enforceability, whether these provisions apply to claims under the federal securities laws, the impact on claims arising under other laws, and whether or not the provisions apply to purchasers in secondary transactions. If the provision applies to federal securities laws claims, please also state that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch
Chief, at 202-551-3453 with any questions.



                                                             Sincerely,
FirstName LastNameRichard Jordan
                                                             Division of
Corporation Finance
Comapany NameReachout Technology Corp.
                                                             Office of
Technology
October 27, 2021 Page 2
cc:       Brian Lebrecht
FirstName LastName